SOLICITING DEALER INFORMATION MEMORANDUM

This memorandum is confidential and for the use of Soliciting Dealer Group members only. The contents are not intended to be reproduced or distributed to the public or press. Securities legislation in all provinces and states prohibits such distribution. This memorandum should be read in conjunction with the Offer to Purchase and Circular, Letter of Transmittal and the Notice of Guaranteed Delivery and is qualified in its entirety with reference to such documents. The information contained herein, while obtained from sources which we believe to be reliable, is not guaranteed as to its accuracy or completeness. This memorandum is for information purposes only and does not constitute an offer to sell or a solicitation to buy securities referred to herein. Information concerning Goldcorp contained herein has been taken or is based upon publicly available documents and records on file with Canadian securities regulatory authorities, the U.S. SEC and other public sources. This memorandum is neither intended to nor may be used in connection with any offer to sell securities to or solicitation to buy securities from any U.S. persons (as defined under U.S. federal securities laws). Not for dissemination by any soliciting dealer into the United States or to U.S. persons.

Not Intended for Public Distribution	January 18, 2005

Offer to Purchase
All of the outstanding Common Shares of

GOLDCORP INC.

On the basis of 0.89 of a Glamis Gold Ltd. Common Share for each Goldcorp Inc. Common Share as described in the Offer to Purchase and Circular of

GLAMIS GOLD LTD.

Benefits of the Offer

•	Significant Premium Offered – 22.6% at time of announcement

•	Creating the “GO-TO” Gold Producer – 1 million ounce+ producer with over 11 million ounces of proven & probable reserves

•	Pure Gold Producer – won’t jeopardize Goldcorp’s premium gold multiple through inclusion of base metals production

•	Professional, Operations-Oriented Management with Extensive Experience in Mine Development and Operations – Expertise to Unlock Additional Value in Red Lake

•	Financial Strength – projected cash costs expected to be approximately $120 per ounce over next 5 years

•	Profitable Growth From Industry Leading Growth Profile – 66% anticipated growth in gold production to approximately 1.4 million ounces by 2007

•	Diversified Portfolio of Properties with Long Mine Life – Glamis operates each of its mines

•	Dividends – subject to final board approval, Glamis intends to pay a dividend to shareholders of the combined company

•	100% Unhedged

Offering Period

The Offer will be open for acceptance until 9:00 p.m. (Toronto Time) on February 14, 2005 unless withdrawn or extended

Canadian Dealer Manager for the Offer

Orion Securities Inc.

Investment Banking
Doug Bell 416-848-3610
Equity Capital Markets	Ken Gillis 416-848-3654
Marilia Costa 416-848-3662	Ron D’Ambrosio 416-848-3579

Summary of the Offer

The following is a summary only and is qualified by the detailed provisions contained in the Glamis Offer to Purchase and Circular, filed on January 7, 2005. Undefined terms used herein shall have the meaning ascribed thereto in Glamis’ Offer to Purchase and Circular (the “Offer to Purchase and Circular”).

Offer:	Glamis Gold Ltd. (“Glamis” or the “Offeror”) is offering (the “Offer”) to purchase all of the issued and outstanding common shares of Goldcorp Inc. (“Goldcorp Shares”). The Offer is made only for the Goldcorp Shares and not for any Goldcorp Options or Goldcorp Warrants.

Offer Exchange Ratio:	The Offer is being made on the basis of a share exchange ratio of 0.89 of a common share of Glamis (“Glamis Share”) for each Goldcorp Share.

Expiry Time:	The Offer is open for acceptance until 9:00 p.m. (Toronto time) on February 14, 2005 unless the Offer is extended or withdrawn (the “Expiry Time”).

Acceptance:	The Offer may be accepted by Goldcorp shareholders by depositing certificates representing Goldcorp Shares that are being deposited, together with a duly completed and signed letter of acceptance and transmittal in the form accompanying Glamis’ Offer to Purchase and Circular (printed on BLUE PAPER)(“Letter of Transmittal”), at the offices of the depositary specified in the Letter of Transmittal at or before the Expiry Time.

Goldcorp shareholders whose Goldcorp Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their Goldcorp Shares to the Offer.

Goldcorp shareholders whose certificates for Goldcorp Shares are not immediately available may use the procedures for guaranteed delivery set forth in the notice of guaranteed delivery accompanying Glamis’ Offer to Purchase and Circular (printed on YELLOW PAPER).

Conditions:	The Offer is conditional upon, among other things, the following:

(i)	Goldcorp shareholders not approving the issuance of Goldcorp Shares in connection with Goldcorp’s offer to purchase Wheaton River Minerals Ltd. at the January 31, 2005 Goldcorp shareholder meeting or any postponement or adjournment thereof; and

(ii)	not less than 66-2/3% of the Goldcorp Shares (on a fully diluted basis) being validly deposited under the Offer and not withdrawn at the Expiry Time.

The Offer is also subject to Glamis’ shareholder approval removing the restriction on the number of Glamis common shares that Glamis is authorized to issue. Glamis has called a meeting of its shareholders to be held on February 9, 2005 to approve this change in authorized capital. To approve this change, Glamis requires an affirmative majority vote of its shareholders who vote on this matter at the meeting.

Summary of the Offer (continued)

Solicitation Fees:	Glamis has engaged Orion Securities Inc. (the “Dealer Manager”) to solicit acceptances of the Offer in Canada for non-U.S. persons, and has agreed to pay to any member of the soliciting dealer group formed by the Dealer Manager (including the Dealer Manager) a solicitation fee of US$0.06 for each Goldcorp Share deposited and taken up by the Offeror, subject to a minimum fee of US$50, and a maximum fee of US$1,500 per beneficial shareholder. Where Goldcorp Shares deposited and registered in a single name are beneficially owned by more than one person, the foregoing minimum and maximum amounts will be applied separately in respect of each such beneficial owner. Glamis may require the soliciting dealer to furnish evidence of beneficial ownership satisfactory to Glamis at the time of deposit.

If Goldcorp shareholders vote “Yes” on January 31, 2005, shareholders will not have the opportunity to tender and receive Glamis’ premium offer.

The solicitation fee is payable to the soliciting dealer whose name appears in the appropriate space provided on the Letter of Transmittal. Soliciting dealers are required to sign and return a copy of the Soliciting Dealer Group Agreement to Orion Securities Inc. to be eligible to receive solicitation fees.

Withdrawal Rights:	Any Goldcorp Shares deposited by a holder in acceptance of the Offer may be withdrawn by or on behalf of the holder in the circumstances and in the manner described in Section 8 of the Offer to Purchase, “Right to Withdrawal of Deposited Goldcorp Shares”.

Canadian Dealer Manager:	Orion Securities Inc.

Depositary:	Computershare Investor Services Inc.

Canadian Information Agent	Georgeson Shareholder Communications Canada, Inc.

Safe Harbour	This Confidential Information Memorandum contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, Glamis’ hedging practices, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and the timing and possible outcome of pending litigation. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variation of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Glamis to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations in ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Risk Factors” in Annex A to the Offer to Purchase and Circular. Although Glamis has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Background

Glamis Gold Ltd.

•	Glamis Gold is a premier intermediate gold producer with low-cost production, a large and increasing reserve base and a strong, consistent growth profile.

•	As of December 31, 2003, Glamis estimates it had proven and probable reserves of 6.3 million ounces of gold. In addition, Glamis controls large, highly prospective land packages around its major mines and development projects providing opportunities for future growth. Glamis has an impressive track record of increasing reserve and resource bases at each of its previously acquired properties.

•	Glamis plans to triple production by 2007 to more than 700,000 ounces of gold, while reducing total cash costs to below US$150 per ounce. This growth profile is well underway with the recent successful commissioning of the approximately 190,000 oz/yr El Sauzal mine in Mexico. Production is also expected to increase upon completion of the most recent expansion of the Marigold mine in Nevada, and construction of the fully-permitted Marlin project in Guatemala.

•	Glamis’ approach to the acquisition of mining properties has generally been to seek opportunities where, in its view, there is significant opportunity to improve existing mining operations or considerable potential to expand the mineable reserves certified to date. To that end, Glamis completed the acquisition of Mar-West Resources Ltd. in October 1998, the acquisition of Rayrock Resources Inc. in February 1999, the acquisition of Cambior de Mexico, S.A. de C.V. in May 2000, and the acquisition of Francisco Gold Corp. in July 2002.

•	Following from these acquisitions Glamis has, since 2000, completed the development of 2 new mines (San Martin and El Sauzal in Honduras and Mexico, respectively), as well as expanding production at its 66-2/3%-owned Marigold mine in Nevada. Development of the approximately 250,000 oz/yr Marlin mine in Guatemala is well-advanced, with initial production planed for Q4 2005.

•	Glamis’ common shares are listed and posted for trading on the New York Stock Exchange and on the Toronto Stock Exchange under the symbol “GLG’’.

•	Glamis announced on January 7, 2005, planned production for 2005 of 400,000 ounces of gold, a 70% increase over 2004.

Goldcorp Inc.

•	Goldcorp is a North American based gold producer. Goldcorp produces gold from the Red Lake Mine located in Ontario and the Wharf Mine located in South Dakota.

•	As of December 31, 2003, Goldcorp had proven and probable reserves of approximately 5.3 million ounces of gold.

•	Goldcorp common shares are listed on the New York Stock Exchange under the symbol “GG’’ and on the Toronto Stock Exchange under the symbol “G’’.

Merger Metrics

Glamis — Goldcorp

2005E Production		~ 1.0 million ounces
2005E-2009E Average Cash Costs		~ $120 per ounce

Growth
2007E Production		~ 1.4 million ounces
Production Growth 2004 to 2007E		66%

2004E Cash & Bullion		~ US$500 million

Estimated Reserves & Resources (Dec 31, 2003)
Proven & Probable Reserves		11.6 million ounces
Additional Resources		11.0 million ounces

Liquidity
Average Daily Trading Value	1	US$51 million

Market Capitalization	2	US$6.0 billion

Ownership	3
Goldcorp Shareholders		56.4%
Glamis Shareholders		43.6%

[1]	Based on the combined average trading value for the 6 months period prior to the announcement of the offer.

[2]	Based on the share exchange ratio and the volume-weighted average prices for the 30 trading days prior to the announcement of the offer.

[3]	Calculated using basic shares outstanding as at December 22, 2004 and a 0.89 share exchange ratio.

Please refer to the pro forma consolidated financial statements in Glamis’ Offer to Purchase and Circular.

Benefits of the Offer

•	Significant Premium Offered.

•	Glamis’ Offer of 0.89 of a Glamis Share per each Goldcorp Share represents an immediate premium of 22.6% (1) for Goldcorp shareholders.

Benefits of the Offer

•	Creating the “Go To” Gold Producer

•	Glamis believes the combined company will create a world-class, pure gold producer that will be substantially larger than the intermediate gold group. Its simple, low-cost operations in stable political jurisdictions will present a positive alternative to the senior producers.

•	It will combine the market liquidity of a senior producer with the growth potential of an intermediate producer – that should attract substantial interest from gold investors.

•	The combined company will have gold production of approximately 1.0 million ounces in 2005 and Glamis projects production to grow to over 1.4 million ounces by 2007

•	Cash costs, expected to average approximately $120 per ounce over the 5-year period (2005-2009), will be significantly below the senior North American gold producer average (approximately $220 per ounce) and below those of any 1 million+ oz/yr producer worldwide.

•	The combined company would have a large reserve base, with over 11 million ounces of proven and probable gold reserves as at December 31, 2003.

•	Pure Gold Producer, 100% Unhedged

•	The combined company will remain a pure gold company, with no base metal exposure or reliance on base metal credits to achieve low operating costs.

•	In addition, the combined company will remain committed to its strategy of not hedging, with 100% of its gold production and gold reserves being unhedged.

•	The combined company will have no base metals production and therefore will not jeopardize Goldcorp’s premium gold multiple through the inclusion of base metals.

•	Expertise to Unlock Additional Value in Red Lake

•	Glamis believes that the full potential of Red Lake has not been realized.

•	Glamis believes that the experience of its management in mine development and operations could increase the asset value of Red Lake through, in particular:

•	The discovery of more reserves and extending mine life;

•	Lowering unit costs and achieving cost savings through mine optimization; and

•	Increasing throughput.

•	Enhance value by working for meaningful consolidation in the Red Lake camp.

•	Glamis has successfully developed and operated gold mines for the past 25 years. Many of the people responsible for this record of achievement are still with Glamis.

•	Professional, Operations-Oriented Management

•	Glamis brings to the combined company a professional, operations-oriented management team with a chief executive officer, Kevin McArthur, experienced in both acquisitions, and mine development and operation.

•	Glamis’ approach to operations has always been a bottom-up approach with the head office providing guidance and direction to the technical staff at the operations and driving efficiency through empowerment of local management.

•	Glamis is confident that this approach would be highly successful at Red Lake.

•	Financial strength

•	On a pro forma basis, the combined company will have a strong, liquid balance sheet, with approximately $500 million in cash, cash equivalents and bullion as of 2004 year-end.

•	Average annual cash cost of the combined company over the next five years is projected to be approximately $120 per ounce, approximately 45% below the average of the senior North American gold producers.

•	Subject to final board approval, Glamis intends to pay a dividend to shareholders of the combined company.

•	Glamis’ management intends to seek input from shareholders of the combined company regarding the practice of withholding from sale a portion of gold production in order to take advantage of expected higher gold prices in the future.

•	Profitable Growth from Industry Leading Growth Profile

•	Glamis has a proven track record of delivering profitable growth. At its El Sauzal mine, Glamis started production only 28 months after acquisition, one quarter ahead of schedule.

•	Expected growth at Red Lake combined with Glamis’ existing growth projects provides superior opportunities for enhanced valuations from fully-permitted, and fully financed growth projects that are already under construction.

•	Annual production of the combined company to grow by an estimated 66% to approximately 1.4 million ounces by 2007.

•	Goldcorp shareholders also get to participate in the exploration potential offered by the Marigold and El Sauzal mines and the Marlin and Cerro Blanco development projects of Glamis as well as Red Lake.

•	Diversified Portfolio of Properties with Long Mine Life

•	Glamis has established a portfolio of new low-cost operations, which will provide diversity of operating risk that the Goldcorp shareholders currently do not have.

•	Each of the main operations of the combined Glamis and Goldcorp has considerable mine life

•	Glamis operations — approximately 10 years (1)

•	Red Lake mine — approximately 8 years (1)

(1)	Based on published reserve estimates as at December 31, 2003.

•	Low Geopolitical Risk

•	Relatively low geopolitical risk profile with all operations in the Americas and over 75% of reserves located in North American Free Trade Agreement (NAFTA) countries

•	Backing of the World Bank (IFC) at Marlin in Guatemala.

Benefits of the Offer (continued)

•	Peer Group Comparables

Source: Orion Securities, Orion Securities Equity Research and Company Reports as at December 15, 2004.

How Shareholders Can Accept the Offer

Goldcorp shareholders wishing to accept the Offer must deposit, before the expiry time, certificates representing their Goldcorp Shares together with a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and signed, at any one of the offices of the Depositary as specified in the Letter of Transmittal .

The Depositary for the Offer is:

Computershare Investor Services Inc.

Toronto

By Mail	By Hand or by Courier
P.O. Box 7021	100 University Avenue
31 Adelaide Street East	9th Floor
Toronto, Ontario	Toronto, Ontario
M5C 3H2	M5J 2Y1
Attention: Corporation Actions	Attention: Corporate Actions

Toll Free: 1-800-564-6253
E-Mail: service@computershare.com

Vancouver

510 Burrard Street
2nd Floor
Vancouver, BC
V6C 3B9

The Information Agent for the Offer is:
Georgeson Shareholder Communications Canada, Inc.

66 Wellington Street West
TD Tower, Suite 5210
Toronto Dominion Centre
Toronto, Ontario
M5K 1J3

North American Toll Free Number: 1-877-288-7946
U.S. Banks and Brokers Call Collect: 212-440-9800

The Canadian Dealer Manager for the Offer is:

Orion Securities Inc.

BCE Place
Suite 3100, 181 Bay Street
P.O. Box 830
Toronto, Ontario
M5J 2T3

Any questions and requests for assistance may be directed by holders of Goldcorp Shares to the Information Agent, Dealer Manager or the Depositary at their respective telephone numbers and locations set out above.